VIA EDGAR

November 2, 2015

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street NE

Washington, DC 20549

Re:	WIGI4YOU INC.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 23, 2015
File No. 333-206450

Dear Mr. Spirgel

This letter is in response to your comment letter dated November 2, 2015, with regard to the first amendment to Form S-1 filing of Wigi4You, Inc., a Nevada corporation (“Wigi4You” or the "Company") filed on October 23, 2015. Responses to each comment have been keyed to your comment letter.

General

1.	Please provide us with an analysis whereby you made the determination that you are not a blank check company for purposes of Rule 419 of the Securities Act. Your analysis should address the company’s limited expenses, lack of operational expenses and the fact that your assets consist almost entirely of proceeds from the issuance of common stock to your chief executive officer Mr. Omri Revivo. To the extent you continue to believe that you are not a blank check company for purposes of Rule 419, please revise your registration statement, notwithstanding your disclosure on page 23, to disclose that the company has no plans or intentions to engage in a merger or acquisition

1.	Response:The Company again takes exception to the Commission’s attempt to classify Wigi4you as a blank check company. According to the language of Rule 419, a blank check company: “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…: To my knowledge, the Commission has never defined what a ‘specific business plan’ entails. Typically, if the Commission believes the business plan needs additional specificity, it provides comments to assist the registrant in that process. I believe the Company has provided such additional information in this filing. In addition, were Wigi4you to be declared a blank check company, it could not carry out is business plan, since it could not use any funds raised to further that plan. All funds raised would have to be held in escrow pending a business combination.

Risk Factors, page 5

2.	Given that this is a self-underwritten, best-efforts, offering by you, please remove your risk factor referencing selling stockholders on page 18.

Response:This risk factor has been removed.

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Information with Respect to the Registrant, page 23

3.	We note your reference to affiliates and promoters. Disclose the name(s) of any and all affiliate(s) and promoter(s) since your inception. Refer to Rule 405 of Regulation C.

Response:The Company has no affiliates or promoters other that its sole Director Omri Revivo.

Plan of Operation, page 24

4.	Please revise the discussion of your business descriptions to make clear that your intended business plans are aspirational in nature. Please also qualify your discussions with reference to proceeds raised in connection with this offering or other financing arrangements. In doing so, please also remove references stating that your business “will be” conducting certain operations as it appears that these plans are aspirational at this time. For example, refer to your descriptions in the fourth and fifth paragraphs on page 25. Note these references are by way of example only. Please revise accordingly.

Response:

The business descriptions throughout this offering have been revised to make clear the intended business plans are aspirational in nature.

Certain Relationships and Related Transactions, page 34

5.	We note removal of the reference to Messrs. Staples and Tweeten; however, your response didnot fully address comment 9. As such, please tell us whether Messrs. Staples or Tweeten have had a relationship with the company prior to or in connection with this offering, including the company’s formation or incorporation. Please refer to Rule 405 of Regulation C and Item 404(c) of Regulation S-K.

Response:Messrs. Staples and Tweeten have never had a relationship with the Company prior to or in connection with this offering.  Their name inclusion was a typographical error.

Exhibits, page 38

6.	We note your response but your revised subscription agreement has not been filed. Please file your revised agreement in your next amendment.

Response:Attached.

Please contact me with any further comments or questions. The Company will file the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically (wigi4you@yandex.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,
/s/ Omri Revivo
Omri Revivo, President

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